Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON IDENTIFIES NEW AREA OF INTEREST AT WHEELER

RIVER AND PROVIDES EXPLORATION UPDATE

Toronto, ON – March 14, 2013… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to provide an update on uranium exploration activities at several properties in the Athabasca Basin in northern Saskatchewan. Highlights of the program include new mineralization intersected north of the Phoenix deposits at Wheeler River and high grade mineralization intersected in infill drill holes.

Wheeler River

A program of both infill and exploration drilling is well underway with two drills at Wheeler River. Eighteen of 28 planned drill holes have been completed. One of the first exploration drill holes of the program, drill hole WR-489, located approximately 2.1 kilometres northeast of the Phoenix deposits intersected uranium mineralization in faulted graphitic pelitic gneiss immediately below the sub-Athabasca unconformity at a vertical depth of 380 meters below surface. From down-hole total gamma probe results, the mineralization averages 0.13% eU3O8 over 4.6 meters. True thickness is not known. Intense clay and hematite alteration surrounding the mineralization is similar to that found proximal to the Phoenix deposits. Follow up drilling is underway.

Additionally, four infill drill holes have been completed in the Phoenix A deposit. The drill holes are designed to increase the confidence in two portions of the deposit that were classified as inferred during the recently completed mineral resource update. All four drill holes intersected high grade uranium mineralization. Intersections in the four holes are listed in the table below.

Phoenix A Deposit Infill Drilling Results

Hole-ID	From (m)	To (m)	Length (m)	eU3O8[1] (%)
WR-496	410.4	413.9	3.5	36.3
WR-498	405.4	408.5	3.1	24.1
WR-499	407.5	410.1	2.6	14.8
WR-501	406.0	409.0	3.0	13.5
and	411.0	412.0	1.0	3.0

Notes:	1. eU3O 8 is radiometric equivalent uranium from a total gamma down-hole probe
2. Intersection intervals are composited above a cut-off grade of 1% eU3O 8

As mineralization in the Phoenix deposit is sub-horizontal and the drill holes in Table 1 are vertical, the true thickness is expected to be approximately equal to the intersection length. The Wheeler River property lies between the McArthur River mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

Hatchet Lake

A 2,370 metre drilling program has been completed on the Hatchet Lake property in the northern part of the eastern Athabasca Basin. Hatchet Lake is 50% owned and operated by Denison and 50% owned by Anthem Resources Inc. A total of 13 drill holes, including one re-start, were completed during the program – two more than originally planned due to the intersection of uranium mineralization at the unconformity in two drill holes on the Crooked-Richardson Lakes trend. The best result was in drill hole RL-13-16, which intersected 0.20% eU3O8 over 1.9 metres beginning at 124.5 metres down the drill hole.

Other Activities

Drilling is also underway at a third Denison operated property, Moore Lake (100% Denison), where a total of 12 holes have been completed on two target areas. While no significant mineralization has been intersected to date, several target areas require further exploration and Moore Lake remains a high priority property. Additionally, drilling programs are being completed this winter on two Denison joint venture properties operated by AREVA Resources Canada Inc. (ARC) at Wolly and McLean Lake. No significant mineralization has been intersected on these properties to date. The Wolly project is owned and operated 62.9% by ARC, 22.5% Denison and 14.6% by JCU (Canada) Exploration Company Limited. The McClean Lake project is owned and operated 70% by ARC, 22.5% Denison and 7.5% OURD Canada, Ltd. Linecutting and ground geophysical surveying is also underway on a total of five properties.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 28, 2012 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia and Mongolia. Including the world class Phoenix deposits, located on its 60% owned Wheeler River project, Denison’s exploration project portfolio includes 32 projects and totals over 530,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, and a 25.17% interest in the Midwest deposit, which is located 15 kilometres from the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project, in Zambia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan Joint Venture, in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division and is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979-1991 ext 232
President and Chief Executive Officer

Steve Blower	(604) 689-7842
Vice President, Exploration

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward looking statements. Denison believes that the expectations reflected in this forward looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward looking information pertaining to the following: the estimates of Denison’s mineral reserves and resources; capital expenditure programs; expectations regarding the toll milling of Cigar Lake ores; exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; future royalty and tax payments and rates; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Management Discussion and Analysis for the year ended December 31, 2012, available at http://www.sedar.com, as well as the following: global financial conditions; the ability of Denison to meet its obligations to its creditors and the uncertainty of funding; volatility in the market price of the Company’s shares and the risk of dilution from future equity financings; the impact of volatility in uranium prices on the valuation of Denison’s mineral reserves and resources and the market price of its shares; public acceptance of nuclear energy and competition from other energy sources; failure to realize benefits from transactions; competition for properties; the imprecision of mineral reserves and resources estimation; Denison’s ability to expand and replace its mineral reserves and resources; uncertainty as to reclamation and decommissioning liabilities; reliance on other operators; technical innovation rendering Denison’s products and services obsolete; property title risk; liabilities inherent in mining operations and the adequacy of insurance coverage; delays in obtaining permits and licences for development properties; the speculative nature of exploration and development projects; difficulty complying with changing government regulations and policy, including without limitation, compliance with environment, health and safety regulations; uncertainty surrounding Denison’s operations in foreign jurisdictions; potential claims of Canada’s first nations people; dependence on key personnel; the potential influence of Denison’s largest Shareholder, Korea Electric Power Corporation; potential conflicts of interest for the Company’s directors who are engaged in similar businesses; and limitations of disclosure and internal controls.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release may use the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.